SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

INITIAL REPORT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT
                                     OF 1934
                      For the Fiscal Year Ended May 31, 1999
                                                ------------

                       Commission file number ___________

                                SUNFLOWER (USA), LTD.      _____
                ------------------------------------------------
             (Exact name of Registrant as specified in its charter)

           Nevada                                          82-0349651
   -------------------------                       -----------------------------
   (State  of incorporation)                       (I.R.S. Employer I.D. Number)

   764 Industry Drive, Building 16, Tukwila, Washington                 98188
   ----------------------------------------------------------------------------
  (Address of principal executive offices)                           (Zip Code)

 Registrant's telephone number, including area code   (206)-394-9701 or 394-9702
                                                      --------------------------

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing
requirements  for  the  past  90  days.  Yes     ,  No    X  .
                                            -----       -----

The Registrant's revenues for its most recent fiscal year ended May 31, 1999 were $18,172,423.

As of May 31,1999, the Registrant has 4,536,667 shares of common stock outstanding. The aggregate market value (based on average high bid and low ask price of such common equity as quoted on the OTC Electronic Bulletin Board) of common stock held by non-affiliates of the Registrant (578,333 shares) was approximately $1,677,165.

                           FORWARD-LOOKING STATEMENTS

     Certain statements made in this Annual Report are "forward-looking statements" (within the meaning of the Private Securities Litigation Reform Act of 1995) regarding the plans and objectives of management for future operations. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements or SunFlower (USA) Ltd., a Nevada corporation (the "Company") to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements the forward-looking statements made in this Report are based on current expectations that involve numerous risks and uncertainties. The Company's plans and objectives are based, in part, on assumptions involving the growth and expansion of business. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of the Company. Although the Company believes that its assumptions underlying the forward-looking statements are reasonable, and of the assumptions could prove inaccurate and, therefore, there can be no assurance that the forward-looking statements made in this Report will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements made in this Report, particularly in view of the Company's early stage of operations in the United States, inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives and plans of the Company will be achieved.

                                     PART I

ITEM  1.          DESCRIPTION  OF  BUSINESS

REVERSE  MERGER

     The Company with the exact name of SunFlower (USA) Ltd. It was originally incorporated under the laws of the State of Washington as Lucky Three Mining Co. on February 13, 1979. During 1979, the Company successfully made a public offering of its common stock. On August 11, 1995 the Lucky Three Mining Co. changed its name to Pellet America Corporation, a Nevada corporation ("Pellet"), through a merger, and reincorporated in the State of Nevada. Pellet was incorporated on July 18, 1995. The name of Pellet was changed to SunFlower (USA) Ltd., after a reverse merger with SunFlower Industry (BVI) Co. Ltd. on October 5, 1998.

During the reverse merger, the shareholders of Pellet at a shareholders meeting, approved the acquisition of SunFlower Industry (BVI) Co. Ltd., for stock. Pellet issued 9,500,000 shares of its common stock for all the outstanding share of SunFlower Industry (BVI) Co. Ltd., which owns all of the stock of SunFlower Industry Co. Ltd., which is located in the People's Republic of China (PRC). The shareholders, at that same meeting, voted to change the name of Pellet America Corporation to SunFlower (USA), Ltd. The shareholders of Pellet also elected a new board of directors and simultaneously accepted the resignation of the incumbent directors. On March 1, 1999, the company's shareholders approved a 3 for 1 reverse stock split, effective March 1, 1999. Consequently, there are 4,166,666 shares of common stock outstanding on March 1, 1999.

THE  COMPANY

     SunFlower (USA), Ltd. (the "Company") owns 100% of its subsidiary - Sun Flower Industry Co. Ltd. (a Sino-foreign joint venture enterprise), which occupies 364,000 square feet of modern manufacturing space and modern offices, located at the City of Sheng Yang, Manchuria, of the PRC. The main business of the Company is operated by its PRC subsidiary - SunFlower Industry Co. Ltd., which has been in operation in PRC since 1992.

The Company is in the business of manufacturing and sales of non-ferric metals such as copper and nickel alloy. The Company also manufactures copper tubing and sheet. With assets over 45 million US dollars, the Company is the 46th largest private enterprise, and the third largest manufacture of copper wire and tubing in the PRC. The Company's main business is the manufacture of copper wire used by electric utilities and transformer manufactures. Total annual production capacity of the Company will be increased from 20,000 metric tons to 30,000 metric tons of copper and alloy products when the expansion is completed within the next few months. The Company sells its products through its own sales force mostly within the PRC. Sales and profit of the Company has been increasing in the past three years. The amounts have reached approximate $18.2 million in annual sales and approximate $2.5 million in net profits for the fiscal year ended on May 31, 1999. The Company is in an expansion mode and plans to enter into the alloy and copper markets in the US. It will also continue its sales growth and increasing market presence in the PRC alloy markets.

The Company's shares of common stock are listed on the OTC "BB" (or NASDAQ), under the symbol "SFLW". The Company has 50,000,000 shares of authorized common stock and approximate 4,536,667 shares of common stock outstanding on August 31, 1999.

Signature Stock Transfer, Inc., located at 14675 Midway Road, Suite 221, Dallas, Texas 75244, serves as the transfer agent and registrar for the Company's common stock.

THE  MARKET

     The Company focuses it products in the copper and alloy industry. Presently, most of the products are sold in the PRC. As the PRC economy continues to grow, the market of the Company also continue to expand. Through the sales and marketing efforts, product recognition and after sales services, the Company becomes the third largest manufacturer of copper pipe and wire in the PRC. Currently, copper pipes and alloy products are ready to market in the US, using SunFlower (USA) Ltd. brand name. It is to expand its sales and make the Company a global player.

COMPETITION

      Two largest manufacturers of the copper products (i.e. Lou Yang Copper Industry Co., and Shanghai Copper Work Co.) are the potential competitors of the Company. However, these are largest factories are state/government owned enterprises, and are not profit motivated. In addition, all state owned enterprises are responsible for many social welfare programs, such as operating medical clinics, schools to take care of its employees and local communities. Consequently, these two largest copper producing companies are not a real threat to the Company. The Company is able to take advantage of its operational efficiency of the privately owned enterprises and to expand its market share. In 1998, the Company is rated as the most effective and the largest privately owned copper and non-ferric alloy manufacturer in PRC.

SALES  AND  MARKETING

The Company manufactures many different types of copper products and non-ferric metal alloys, including copper pipes, sheets, wires, belts, white copper, nickel alloy, and non-oxygen coppers. The Company sells and promotes its products through its own sales and marketing forces. Most of the sales were made in the PRC market. The Company has started its sales in small quantities, to Germany and Japan in early 1999. In July 1999, it also establishes an office at Tukwila, Washington, in order to expand the operations in North America.

The Company receives sales orders mainly from electrical utilities and power generating industries. The products are used in the high-voltage power transmission, turbines, electrical cables, heat exchangers, refrigerators and air conditioners.

MAJOR  CUSTOMERS

     The Company's major customers are Harbin Turbine Manufacturing Company, Northeast Electric Authority, Shen Yang Cable Factory, Northeast Transmission & Transformer Manufacturing Company, First Automotive Work Company and governmental agencies of the PRC. Many of these customers have been customers of the Company since 1992.

STRATEGY

The Company is position itself aggressively to expand the sales both in the US and PRC markets. A vertical integration strategy has been adopted by the Company leveraging on the in-expensive PRC labor force and its US company name, in order to expand its existing low-end products to cover the high-end products. To implement the product integration strategy, the Company will acquire an American company of high-end products. The acquisition will allow the Company's immediate US market presence and sales, so that the Company will become a major player in the global markets.

As the PRC economy continues to grow strongly at a rate over 7% each year, the Company has started to expand its manufacturing facilities, equipment and machinery in 1998 and 1999. The objective of upgrading its product quality and expanding its product capacities is to capture more of the market share in PRC. Through the investment in resources and capital in the recent years, the Company has received the ISO-9002 International Quality Certificate for the production excellence in 1999. In addition, the annual manufacturing volume is approaching 30,000 metric tons in 1999.

BUSINESS  FORECAST

     The current national policy of the PRC is to restructure or shut down most of the ineffective state-owned factories and enterprises in the metal/alloy industry. Management has formulated plans to seize upon this historic opportunity to expand it penetration in the non-ferrous metal industry in the PRC by expansion of its facilities and/or by acquisition of other factories. The Company has in place an experienced and successful management team with many years of experience working together in the industry. Upon completion of the facilities under construction, the Company will further increase its output annually and become the Number 2 copper producer in the PRC.

With the combination of 1) growing PRC markets, 2) new sales in the US and 3) implementation of vertical integration, the Company is to cover the entire spectrum of copper and alloy product lines. It is the Management's objective to achieve a minimum sale and profit growth of 18% annually over the next 5 years. The Management is confident that the initial US sales will be made in the near future and the expected annual sales will reach $80,000,000 for the fiscal year ended on May 31, 2003.

EMPLOYEES

     As of May 31, 1999, the Company employed approximately 878 full time personnel. The majority of the employees are stationed in the Company's subsidiary located in Shen Yang City, Manchuria of PRC. Historically, the Company has had no difficulty in hiring additional employees, and it anticipates that it will be able to hire additional employees in the future as needed, in connection with the growth of its business.

In July 1999, the Company started to hire full time staff in the US to operate its US office located at Tukwila, Washington, in the suburban of Seattle. At the present, three (3) full time employees work in the US office. The number of US employees expects to increase to meet its operational needs.

RESEARCH  AND  DEVELOPMENT

     None of the Company's employees are engaged solely in research and development. However, Mr. C. R. Wong, Senior Engineer, and Mr. Chung Kwa, Engineer, as well as certain other employees devote a substantial portion of their time to research and development activities in its PRC facilities.


During the fiscal year ended May 31, 1999 and 1998, the Company spent approximately $211,000 and $208,000 respectively, on research and product development activities, none of these costs were borne by customers. The Company continues to conduct research and product development for possible additions to its product line and to incorporate new technologies into its manufacturing processes to ensure its manufacturing costs remain competitive.

AWARDS

     The Company's products have been rated by government agencies as the finest quality, and having been so rated, its orders from governmental agencies and the private sector have continued to increase. The Company has been appraised as an "advanced Enterprise" by the regulatory agencies. In addition, many honors and awards of excellence have been received from governmental for the quality of its products, which include:

-     Winner  of  the  1997  "Shen  Yang  City  Technology  Enterprise  Award";
-     Winner  of the " AAA Enterprise Award", awarded by the Lian Ning Province;
-     Recipient  of  the  "Best  Utilities  Industry  Supplier  Award";
-     Recipient  of  the  "Excellent  Defense  Contractor  Award";

PATENTS  AND  OTHER  INTELLECTUAL  PROPERTY

     It is the practice of the Company to seek patent protection for its products and technology. After the establishment of its United States Operations, the Company will conduct an internal review of its products and technologies to determine if patent applicants should be filed in the United States Patent and Trademark Office.

PRODUCT  LIABILITY  AND  WARRANTIES

     It is the policy of the Company to replace any defective product within a reasonable time after delivery to the customer should the product prove to be defective. As a result, the Company's quality control standards and procedures followed by the Company, there are only very few occasions of product complaints by its customers.

ITEM  2.          PROPERTIES

     The manufacturing facilities of the Company are on a 10 acres of land located at the Technology & Economic Zone of Shen Yang City, Manchuria, PRC. The total manufacturing facilities occupy 320,000 square feet of space and the administrative offices occupy 42,000 square feet.

As result of the recent expansion, the Company now owns four (4) major plants as well as various ancillary facilities such as a tool shop, boiler rooms (2), laboratories (4), a warehouse, employee & executive dining rooms (4), a worker dormitory and car garages etc, on the same premises. Factory No.1 the existing plant (55,750 square feet) is constructed in 1992. It produces various copper sheets and strips. Factory No. 2 is the new plant (98,750 square feet). It is completed in 1998 and produces various types of copper pipes. Factory No.3 (43,808 square feet) is completed in 1999. It manufactures various kinds of copper wires and other alloy products. Factory No. 4 (77,601 square feet) has completed of its building in 1999. Equipment needs to be installed. It is designated to manufacture high-end metal pipes. Most of the major machines such as annealing equipment, and automated pipe production equipment are purchased from the United States or Japan. As a result of the expansion, the total Company assets is increased by $14,522,931 to $45,522,931 in 1999 as comparing to $31,027,887 in 1998. As the expansion is financed by debts and operating profits, the liabilities of the Company has been increased in portion to its asset increase, during the current year.

In July 1999, the Company leases an executive office in the suburban area of Seattle, with the address of 764 Industry Drive, Tukwila, Washington 98188. The Tukwila office is to be used as its operating base to conduct business and sales activities in the US.

ITEM  3.          LEGAL  PROCEEDINGS

     The Company is not currently involved in any litigation and is not aware of any threatened litigation involving the Company.

ITEM  4.     SUBMISSION  OF  MATTERS  TO  A  VOTER  OF  SECURITY  HOLDERS

     No matter was submitted during the fourth quarter of the fiscal year ended May 31, 1999 to a vote of security holders.



                                     PART II

ITEM  5.     MARKET  FOR  THE  REGISTRANTS  COMMON STOCK AND RELATED STOCKHOLDER
             MATTERS

THE  TITLE  AND  CLASS  OF  ISSUER'S  SECURITIES

     The Company has only one (1) class of equity securities authorized, which is 50,000,000 shares designated common stock. The par value of the Issuer's Common Stock is $0.001.

REVERSE  STOCK  SPLITS  AND  NAME  CHANGE

     On March 1, 1999, the Board of Directors of the Company approved a 1-for-3 reverse stock split on its common stocks in the amount of 12,500,000 shares and reduced the stock outstanding to approximately 4,166,666 shares. In late March 1999, the Board of Directors also approved an issuance of maximum of 400,000 new common shares, subscribed below, to raise maximum of one million dollars of equity capital. Consequently, the Company's common shares outstanding were increased to approximate 4,536,667 shares as of August 31, 1999.

ISSUING  NEW  COMMON  STOCK

     The Company offered for sales of approximately 400,000 shares of Common Stock to raise a maximum of $1,000,000 in 1999. Two separate offerings were made: 1) The first offering was for sales of approximate 210,000 shares at $2.50 and 2) the second offering was for sale of approximate 180,000 shares at $2.80. These offerings were made in reliance upon and exemption from registration under the federal and state securities laws provided by Regulation D; Rule 504 of the Securities and Exchange Commission. In the offerings, the net proceeds after deduction of sales commission, professional fees, are approximately $ 820,000. These proceeds are used to acquire equipment and inventory. Mr. John. P Boesel, III, Syndication Manager, of Yee, Desmond, Schroder & Allen, is the lead broker for the two offerings. As a result, the Company has approximate 4,536,667 shares outstanding on August 31, 1999.

                           MARKET  PRICE
                         BID           ASK
                       ------         -----
                    HIGH    LOW    HIGH    LOW
                    1998
Oct. 5 - Dec. 31.  $2.125  $0.25  $3.125  $0.125
                     1999
Jan. 1 - Mar. 31.  $ 2.25  $0.75  $ 2.25  $ 1.25
Apr. 1 - Jun. 30.  $ 2.75  $2.25  $ 3.00  $ 2.25
Jul. 1  - Sep. 30  $ 4.00  $2.75  $ 4.25  $2.875

     The bid and ask prices of the Common Stock on September 23, 1999 were $3.5 and $3.75, respectively, as quoted on the Bulletin Board under the symbol "SFLW" As of September 23, 1999, there were approximate 1,051 stockholders of the Common Stock.

DIVIDENDS

     Since inception, the Company has not paid or declared any cash dividends on its Common Stock. The Company 's Board of Directors does not currently plan to issue cash dividend. However, the Company may consider distributing profit through cash dividends, when the financial situations justify such a practice.

ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The statements contained in this initial report on Form 10-SB concerning the Company's business outlook or future economic performance; anticipated profitability, gross billings, commissions and expenses or other financial items; and statements concerning assumptions made or exceptions as to any future events, conditions, performance or other matter are "forward-looking statements" as that term is defined under the Federal Securities Laws. Forward-looking statements are subject to risks, uncertainties and other factors, which would cause actual results to differ materially from those stated in such statements. Such risks, uncertainties and factors include, but are not limited to, (i) the uncertain acceptance of Company's products in the United States, (ii) the uncertain result of Company's proposed merger of a US company to its vertical integration strategy, (iii) that the Company has expanded and grown rapidly and there can be no assurance that the Company will continue to be able to grow profitably or manage its growth, (iv) risks associated with the political, economic situation in PRC and the currency exchange rates between RMB of PRC and US Dollars,(v) competition, (vi) the Company lack of experience in doing business in the United States, (vii) the loss of services of key executives, individuals could have a material adverse effect on the Company's business, financial condition or operating results, (viii) litigation and labor disputes because of operations and /or transactions in both US and overseas, and (ix) possible tax exposures, as the Company is subject to various taxes from more than one tax authorities, and (x) the control of the Company by Edward Liu.

RESULTS  OF  OPERATIONS

     The following table sets forth selected operations data for the periods indicated.

                            Fiscal Year Ended May 31
                            ------------------------
                                1999        1998
                             ----------  -----------

Net Sales . . . . . . . . .  18,172,423  15,851,299
Cost of goods sold. . . . .  14,341,179  13,157,055
Gross profit. . . . . . . .   3,831,244   2,694,244
Selling Expenses. . . . . .     146,060     179,721
General & Administration. .     742,903     401,486
Other income (expenses) . .     788,792    (299,595)
Provision for income taxes.   1,250,051           0
Net income. . . . . . . . .   2,481,022   1,813,442

NET  SALES

     The  Company's  net  sales  for fiscal year of 1999 increased $2,321,124 or
14.64 % to $18,172,423 from $15,851,299 for fiscal year of1998. The increase was primarily due to continuing high customer acceptance of the products, effective sales effort, supported by the expanding manufacturing capacity, and continuing economic growth in PRC.

COST  OF  GOODS  SOLD

     The Company's cost of goods sold for the fiscal year of 1999 was approximately $14,341,179 an increase of approximately $1,184,124, or 9%, from approximately $13,157,055 for 1998. Such increase reflects the higher sales volume recorded in 1999.

SELLING  EXPENSES

     The Company's selling totaled approximately $146,060 in 1999, which represents a decrease of $33,661, or 18.73% from approximately $179,721 in 1998. The decease was primarily the result of continuing strong demand for the Company's high quality products by its existing customers. The high acceptance of Company's product in the market, resulted in lower sales cost of the company.

GENERAL  &  ADMINISTRATIVE  EXPENSES

The Company's general and administrative expenses totaled approximately $742,903 in 1999, an increase of approximately $341,417 or 85%. The increase was primarily due to continuing expansion of its operations in the US and the NASDAQ listing related expenses.

OTHER  INCOME/(EXPENSES)

Due to the price change of copper raw material, the Company sold some of its copper material in the amount of approximate US$843,000 and realized profit during the current year. This income is recorded under other expense accounts to offset the other expenses. While in the past years, no such sales activities were incurred. The Company management believes that similar activities may be continue in the future, to maximize the Company's profitability.

PROVISION  FOR  INCOME  TAXES

     The Company made an income tax provision for its subsidiary's profit incurred in the PRC. The tax provision of $1,250,051 was made based on approximately 30% of the 1999 income before tax of $3,731,073. While in the past no such a tax provision was made, as the Company entitled a tax exemption status in accordance with the PRC income tax rules and regulations in 1998 and 1997. As the PRC tax rules and regulations are being modified, the Management took a conservative approach and recorded the 1999 income tax provision to discharge its potential tax liabilities in the PRC. No tax provision is made in the US, since the Company has not engages in operational activities until after May 31, 1999.

LIQUIDITY  AND  CAPITAL  RESOURCES

     Historically, the Company has financed its operations through a combination of cash generated from the operations, bank financings and distributions from the retained earnings. For the fiscal ended May 31, 1999, the Company's operating activities provided cash of $3,587,124 as its source of fund. The Company's changes in the financial positions of operating assets and liabilities also provided additional cash of approximately $19,172,227 for the fiscal year ended May 31, 1999. On the other hand, the Company's investing activities absorbed approximately $22,645,079 of cash during the fiscal year. As a result of the above activities, the Company resulted in a net cash in- flow of $114,272 in the current year.

The Company believes that funds available in 1999 will be adequate to meet its operating requirements, and its expansion needs. As discussed in ITEM 5 that the Company has started its equity capital raising activities, the Company may continue to use its equity financing, operating income and debt financing to expand its operations both in the US and PRC and meet its growth objective and a vertical integration strategy.

     Other than the foregoing and the risk factors discussed below, the Management knows no trends, demands, or uncertainties that are reasonably likely to have a material impact on the Company's short term liquidity or capital resources.

INFLATION

     It is believed that inflation has not had a material impact on the Company's business in recent years.

IMPACT  OF  RECENTLY  ISSUED  ACCOUNTING  STANDARDS

     Statement of Financial Accounting Standards 133 - Accounting for Derivative Instruments and Hedging Activities (SFAS 133) was recently issued. SFAS 133 established accounting and reporting standards for derivative financial instruments and for hedging activities. The Company does not currently engage in any activities that would be covered by SFAS 133.

YEAR  2000  COMPLIANCE

     The Company has implemented a Year 2000 (Y2K) program aimed at ensuring that its Company systems, applications and equipment will function properly beyond 1999. As a part of this program, the Company conducted an assessment of its equipment and machinery during August of 1998. The Company's machinery does not have timers or date counters; therefore, are not subject to Year 2000 problems. The Company continuously seeks to upgrade and improve its computer systems and software to better service customers and to support its growth. As a result, all of the Company's computer systems and software have been recently acquired or upgraded, and the Company believes they are Year 2000 compliant, though there can be no assurance in this regard.

     Because the Company replaced or upgraded its computer systems and software in conjunction with its normal business practices, it has not allocated additional resources or attributed additional costs to the Year 2000 compliance. The Company will continue to assess and test newly purchased machinery and computer-related hardware and software to ensure such items comply with Year 2000.

OPERATING  RISKS

     The Company's main operations are conducted in the PRC. Accordingly, the business, financial conditions and operations may be influenced by the political, economic and legal environment in the PRC. The Company's operations maybe subjected to special considerations and risks not typically associated with companies in North America. The risk are specified as follows:

     POLITICAL  CONSIDERATIONS

The Company's business may be adversely affected by political, economic and social uncertainties in China. A change in policies by the Chinese government could adversely affect the Company's interest by, among other things, changes in laws, regulations, or the interpretation thereof, confiscatory taxation, restrictions on currency conversion, imports and sources of suppliers, or the expropriation of private enterprises. Although the Chinese government has been pursuing economic reform policies for the past 17 years, no assurance can be given that the Chinese government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting China's political, economic and social life.

     ECONOMIC  CONSIDERATIONS

The economy of China differs significantly from the United States economy in such respects as structure, level of development, gross national product, growth rate, capital reinvestment, resource allocation and self-sufficiency, rate of inflation and balance of payments position, among others. Since the early 1950s, the economy of China has been a planned economy subject to five-year and annual plans adopted by central authorities, which set forth production goals. Only recently the Chinese government encouraged substantial private economic activities. The Chinese economy has experienced significant growth in the past five years, but such growth has been uneven among various sectors of the economy. There can be no guarantee that the government's pursuit of economic reforms will be consistent or effective. Action by the central government of China could have a significant adverse effect on economic conditions in China. Further, much of the economic activity is export driven and, therefore, affected by developments in the economies of China's principal trading partners.

     LEGAL  SYSTEMS

In December 1982, the National People's Congress of China amended the Constitution of China to authorize foreign investment and to guarantee the "lawful rights and interest" of foreign investors in China. Despite the subsequent activity and progress in developing the legal system, China does not have a comprehensive system of laws. Enforcement of existing laws may be uncertain and sporadic and implementation and interpretation thereof inconsistent. The Chinese judiciary is relatively inexperienced in enforcing the laws that exist, leading to a higher than usual degree of uncertainty as to the outcome of any litigation. Even where adequate law exists in China, it may be impossible to obtain swift and equitable enforcement of such law or to obtain enforcement of a judgment by a court of another jurisdiction.

While Chinese law expressly protects the status and rights of Sino-foreign joint venture enterprises, including their right to use land during the term of their respective joint venture contracts, the states reserves the right, in extreme and exceptional circumstances, to terminate the joint venture and provide compensation therefor. In such an event, a joint venture's right to use land would terminate and all plant and facilities would revert to the state in exchange for just compensation.

     GOVERNMENT  CONTROL  OF  CURRENCY  CONVERSION  AND  EXCHANGE  RATE  RISKS

The Company receives its revenues in the PRC in Renminbi, which is not freely convertible into foreign exchange. However, the Company requires foreign currency to fund a portion of its operations. For example, the Company requires, and expects to require in the future, U.S. dollars to purchase equipment for expansion projects. In addition, revenues will need to be converted into United States dollars, Hong Kong dollars and other currencies in the amounts needed for the Company to discharge obligations denominate in foreign currency. The PRC Government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restriction on foreign imports.

In general, domestic enterprises operating in the PRC must price and sell their goods and services in the PRC in Renminbi and are also required, with certain exceptions, to sell all their foreign exchange revenues to designated foreign exchange banks in the PRC. In addition, domestic enterprises much provide satisfactory evidence of their need for foreign currency before converting Renminbi to foreign currency through designated foreign exchange banks. However, according to regulations, which took effect on July 1, 1996, foreign investment enterprises may be able to access foreign exchange from both designated foreign exchange banks and swap center, provided that such foreign exchange will be used for current account transactions.

Prior to January 1, 1994, there was significant volatility in the exchange rate of Renminbi to U.S. dollars Although the Renminbi to U.S. dollar exchange rate has been relatively stable since January 1, 1994 and the PRC government has stated its intention to intervene in the future to support the value of the Renminbi, there can be no assurance that exchange will not again become volatile or that the Renminbi will not devalue significantly against the U.S. dollar. Exchange rate fluctuations may adversely affect the Company's financial performance and ability to meet its obligations because of its current and future foreign currency denominated liabilities and may materially adversely affect the value, translated into U.S. dollars, of the Company's net fixed assets, earnings and any declared dividends.

The current restrictions and uncertainties relating to the currency conversion system in the PRC give rise to risks affecting the ability of the Company to obtain adequate foreign exchange at acceptable rates to meet its foreign exchange needs.

     ENVIRONMENTAL  LIABILITY  EXPOSURE

The Company's manufacturing facilities are subject to PRC national and local environmental protection regulations which currently impose fees for the discharge of waste substances, require the payment of fines for pollution, and provide for the closure by the PRC Government of any facility that fails to comply with orders requiring it to cease of improve upon certain activities causing environmental damage. The Company believes its environmental protection facilities and systems are adequate for it to comply with the existing national, provincial, and local environmental protection regulations. However, there can be no assurance that the PRC national, provincial, or local authorities will not impose additional or more stringent regulations which would require additional expenditure on environmental matters or changes in the Company's processes or systems.

FOREIGN  CORRUPT  PRACTICES  ACT  OF  1977

     The Company management is aware of that it is subject to the U.S. Foreign Corrupt Practices Act of 1977. The Act generally prohibits U.S. companies from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. Foreign companies, including some tat may compete with the Company, are not subject to these prohibitions. It is Directors and executive officers best believe that no violation of the Foreign Corrupt Practices Act by the Company is incurred.

DEPENDENCE  ON  PRINCIPAL  CUSTOMERS

     During the fiscal year ended May 31, 1999, sales to 10 major customer accounted for over 60% of the Company's sales. The dollar value of sales to these customers is expected to increase steadily over the next several years due to the fact that the Company is the only alloy manufacturer in the PRC, which can produce certain products to meet the specifications and quality of its customers. The Company maintains excellent relationships with its customers and provides a high level of customer service. Upon completion of its expansion, the Company will be in a position to continue to meet the demands of its customers and, in addition to supplying its present line of products, will be able to expand its offering of types of products.

RELIANCE  ON  KEY  PERSONNEL

     Despite that most of the key personnel and employees have been with the Company for over 4 years, the operation of Company is dependent on the services of its top ranking officers and employees. The possible loss of their services or the inability to attract qualified personnel will have a material adverse affect on the Company. No assurances can be given that the Company will be able to continuing retain or attract such qualified personnel in the future.

ACCOUNTING  FOR  STOCK  OPTIONS

     In October 1995, the FASB issued Statement of Financial Accounting Standards no. 123 "Accounting for Stock Based Compensation" (SFAS123), which established the "fair value" method of accounting for stock based compensation arrangements. The company has not adopted any Stock Option Plan as of May 31, 1999. But the Board of Directors may plan to adopt a stock option plan in the future to reward the exceptional contributions to the Company by its management and employees.

ITEM  7.     FINANCIAL  STATEMENTS  AND  SUPPLEMENTARY  DATA

See  the  audited  consolidated  financial  statement of the Company on Item 14.

ITEM 8. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

     There are no changes in and disagreements with accountants on accounting and financial disclosure.

                                    PART III

ITEM  9.     DIRECTORS,  EXECUTIVE  OFFICERS,  PROMOTERS  AND  CONTROL  PERSONS;
             COMPLIANCE  WITH  SECTION  16(A)  OF  THE  EXCHANGE  ACT

DIRECTORS,  EXECUTIVE  OFFICERS  AND  PRINCIPAL  CONSULTANTS

     The Director and executive officers of the Company are appointed annually at the first meeting of the Company's Board of Directors held after each annual meeting of stockholders. Each executive officer will hold office until his successor is duly elected and qualified, until his resignation or until he shall be removed in the manner provided by the Company's By-Laws. The entire Board of Directors will be up for election at the next annual meeting of stockholders. Non-executive Directors, which will be appointed, will have a three year term of the non-executive directorship with the Company. The present term of office of each Director will expire at the next annual meeting of stockholders.

MANAGEMENT

     The Directors and executive officers of the Company were appointed on October 5, 1998. As of May 31, 1999, the names and titles are as follows:

     EDWARD LIU, AI DANG, 35, a Chairman & Director. He is also currently Chairman & Director of the Board of the Company's PRC subsidiary. He has been a Director and Chairman of the Board of that company since March, 1994. Mr. Liu began his business career in 1988 as the factory manager of the Shen Jin Automobile Repair Company. He then organized and became general manager of the Shen Jin Enterprise Company Limited in 1990. In 1992, he founded SunFlower Industry Company Limited with his own resources and the resources of his family members and close friends. He is very influential business leader in the Shen Yang City business and political community. He serves as a City Council Member of Shen Yang City Counsel and as a Member of the Economics Committee of Shen Yang City. His is the Vice President of the Chamber of Commerce of Shen Yang City and a member of the Private Enterprise Association of Shen Yang City. He has received various awards from Shen Yang City as "The 10 Best Entrepreneurs" in Shen Yang City, as the "Best Young Executive", and as the "Excellent Manger". Mr. Liu earned a Bachelor Degree in Business Administration (1988) from the University of Shen Yang, PRC.

     PAUL MENG, XIAN BAO, 35, President & Director. He is also currently President & Director of the Company's PRC subsidiary. He has been a Director of that company since March, 1994. Form 1984 to 1992, he was a Manager of the Transportation Authority of Shen Yang City. He joined SunFlower Industries, Ltd. in 1992 and was elevated to President in 1996. Mr. Meng received a Bachelors Degree in Management (1984) from the University of Manchuria.

     JOY KING ZHANG, XIAO JUN, 35, a Director and Vice President (North America). Mr. ZHANG has been a Director of the Company since October 5, 1998. He is also currently a Director of the Company's PRC subsidiary. He was the General Manager of Northeast electric transmission & Transformation Group International, Ltd., which is a subsidiary of Northeast Electric Transmission & Transformation Co. Ltd., a listed public company traded on the Hong Kong Stock Exchange (Trade #0042). Mr. Zhang earned a Bachelors Degree of Engineering (1987) and a Master Degree in Economics from the University of Liao Ning (1991).

     WHITTY LIU, HUI DI, 35, is Director, Secretary & Treasurer. She is also currently a Director, Secretary and Treasurer of the Company PRC's subsidiary. She has been a Director of that company since March of 1994. Ms. Liu has more than twenty years of experiences in cash management and accounting. She is the sister of Edward Liu; the Chairman of the Company. She earned a Bachelor of Science Degree from the University of Shen Yang (1975).

     VIRGINIA TONG, ZHI QIN, 42, a Director and Vice President of Finance. She is also currently a Director of the Company PRC's subsidiary. She has been a Director of that Company since March of 1995. From 1980 through 1991, she was a manager of a Shen Yang City Government. She is a member of the Accountants Association, and the Private Enterprise Association of Shen Yang City. Ms. Tong earned a Bachelor Degree in finance (1997) from the Shen Yang Institute of Finance.

     CHRISTINA ZHANG, XUE MEI, 40, a Director and Vice President of Sales. She is also currently a Director of the Company PRC's subsidiary. She has been a Director of that Company since March of 1995. She is a member of the Sales and Marketing Association of Shen Yang City. Ms Zheng earned a Bachelors Degree in Chinese Literature (1988) from the University of Liao Ning.

ZHAO BO YU, 56, a Director of Engineering. He joined the Company in 1992 as an engineer. Mr. Zhao was associated by the Shen Yang Metal Factory Company from 1967 until 1992. He earned a Bachelor Degree in Non-ferrous metallurgy (1967).

NATHAN GOLDENTHAL, MD, 46, a Director. He has been the Director since October of 1998. Dr. Goldenthal has over 15 years of industrial management experience related to waste recycling.

PRINCIPAL  SHAREHOLDERS

     The following table sets forth, as of October 18th, 1999, the outstanding Common stock of the Company owned of record or beneficially by each person who owned of record, or was known by the Company to own beneficially, more than 5% of the Company's common stock, and the name and shareholdings of each Executive Officer and Director and all Executive Officers and Directors as a group.

Name                                          Shares Owned  Percentage of Shares Owned
--------------------------------------------  ------------  ---------------------------
Edward LIU, Ai Dang  (1)
Chairman & Director                              2,200,000                       48.49%
--------------------------------------------  ------------  ---------------------------
Paul MENG, Xian Bao (1)
President, Director                                240,000                        5.29%
--------------------------------------------  ------------  ---------------------------
Whitty LIU, Hui Di (1)
Director, Treasurer &
Secretary. . . . . . . . . . . . . . . . . .       240,000                        5.29%
--------------------------------------------  ------------  ---------------------------
Joy King ZHANG, Xiao
Jun,  (1) Director & VP. . . . . . . . . . .       120,000                        2.65%
--------------------------------------------  ------------  ---------------------------
Virginia TONG,  Zhi Qin,
(1) Director &
Vice-President Finance . . . . . . . . . . .        80,000                        1.76%
--------------------------------------------  ------------  ---------------------------
Christina ZHANG, Xue
Mei, (1) Director and
Vice-President Sales . . . . . . . . . . . .        80,000                        1.76%
--------------------------------------------  ------------  ---------------------------
Nathan GOLDENTHAL,
M.D. (1) Director                                      333                      0.0073%
--------------------------------------------  ------------  ---------------------------
ALL EXECUTIVE
OFFICERS &
DIRECTORS AS A
GROUP (Seven Individuals). . . . . . . . . .     2,960,333                       65.25%
--------------------------------------------  ------------  ---------------------------

     All  shares  are  held  beneficially and of record and each record shareholder has sole  voting  and  investment  power.

(1)     These  individuals  are the Executive Officers and Directors of the Company and
may be deemed to be "parents or founders" of the Company as that term is defined in the
Rules  and  Regulations  promulgated  under  the  1933  Act.  The address at which each
Executive Officer and Director can be reached is the Company's headquarters, located at
764  Industry  Drive,  Building  16,  Tukwila,  WA.  98188.

BOARD  COMMITTEES

     During the fiscal year ended May 31, 1999, the Director of the Company did not formulate any formal committee. The Company is planning to formulate an Audit Committee in the future.

FAMILY  RELATIONSHIPS

     There are only one family relationship among Directors. That is Mr. Edward Liu and Ms. Witty Liu are brother and sister, who are the controlling shareholders of the Company.

COMPLIANCE  WITH  SECTION  16(A)  OF  THE  EXCHANGE  ACT

     Under the securities laws of the United States, the Company's Directors, its Executive Officers (and certain other officers) and any persons holding more than 5% of the Company's outstanding voting securities are required to report their ownership in the Company's securities and any changes in that ownership to the Securities and Exchange Commission. Based solely upon the Company's reliance upon the written representations of its Directors and officers, the Company believes that it is in compliance with Section 16(a) of the Exchange Act.

ITEM  10.     EXECUTIVE  COMPENSATION

     None of the executive and/or Director with total annual salary, pension, other compensations and bonus exceeds $60,000.

STOCK  INCENTIVE  PLAN

     The Company's Board of Directors has not adopted any Stock Incentive Plan as of May 31, 1999. The Company is considering formulate such a plan in the future to encourage its Directors, executive officers and employees to bring in better operation results and to maximize the value of common stock. Stock options may be granted to eligible participations in the form of Incentive Stock Options (ISO's) under the Section 422 of the Internal Revenue Code of 1986, as amended (the "Code") or options which do not qualify as ISO's (non-Qualify Stock Options or "NQSO's")

DIRECTOR  COMPENSATION

     All authorized out-of-pocket expenses incurred by a Director on behalf of the Company will be subject to reimbursement upon receipt by the Company of required supporting document of such expenses. Although Directors may be eligible to participate in the Company's future stock option and / or incentive plan(s), Directors do not receive any additional compensation nor an annual Director's fee at the present time.

INDEMNIFICATION  AND  LIMITATION  ON  LIABILITY  OF  DIRECTORS

     The Company's Articles of Incorporation provide that the Company shall indemnify, to the fullest extent permitted by the Nevada law, any Director, officer, employee or agent of the corporation made or threatened to be made a party to a proceeding, by reason of the former or present office of the person, against judgments, penalties, fines, settlements and reasonable expenses incurred by the person in connection with the proceeding if certain standards are met. At present, there is no pending litigation or proceeding involving any Director, officer, employee or agent of the Company where indemnification will be required or permitted. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to Directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

     The Company's Articles of Incorporation limit the liability of its Directors to the fullest extent permitted by the Nevada law. Specifically, Directors of the Company will not be personally liable of monetary damages for breach of fiduciary duty as Directors, except for (i) any breach of the duty of loyalty to the Company or its stockholders, (ii) acts or omissions not in good faith or that involved intentional misconduct or a knowing violation of law,
(iii) dividends or other distributions of corporate assets that are in contravention of certain statutory or contractual restrictions, (iv) violations of certain laws, or (v) any transaction from which the Director derives an improper personal benefit. Liability under federal securities law is not limited by the Articles. The officers of the Company will dedicate sufficient time to fulfill their fiduciary obligations to the Company's affairs. The Company ahs no retirement, pension or profit sharing plans for its officers and Directors.

EMPLOYMENT  CONTRACTS

     The Company has entered into simple written employment agreements with its executive officers as of May 31, 1999. When it becomes necessary, a more detailed written employment contracts maybe entered between the Company and its key personnel.

ITEM  11.     SECURITY  OWNERSHIP  OF  CERTAIN  BENEFICIAL OWNERS AND MANAGEMENT

None

ITEM  12.     CERTAIN  RELATIONSHIPS  AND  RELATED  TRANSACTIONS

     For a description of certain arrangements between the Company and its affiliates, please see the discussion on ITEMS 1, 5, 6 and 9. There have been no arrangements between the Company and any of its affiliates. The Company currently does not have in force or effect any policies, procedures or controls with respect to entering into future transactions with its officers, Directors, affiliates or a related party.

ITEM  13.     EXHIBITS  AND  REPROTS  ON  FORM  8-K

EXHIBITS

     The exhibits as indexed below are included as part of this Form 10-SB. As the Form 10-SB is the first filing to the Commission, no exhibits have previously been filed as part of a Registration Statement pursuant to item 601 or Regulation S-B:

REPORTS  ON  FORM  8-K

         None.

ITEM  14

FINANCIAL  STATEMENTS

     The following financial statements of the Company are filed with this report and can be found on the pages indicated below:

Description                                                          Page No.
-------------------------------------------------------------------  --------


Independent Report on audited consolidated financial statements   .         1


Consolidated Statements of Income and Retained Earnings . . . . . .         2


Consolidated Balance Sheet. . . . . . . . . . . . . . . . . . . . .         3


Consolidated Statement of Cash Flows. . . . . . . . . . . . . . . .         4


Notes to the Consolidated Financial Statements. . . . . . . . . . .      5-12

                                 DICKSON V. LEE
                       CERTIFIED PUBLIC ACCOUNTANT, L.L.C.
_____________________________________________________________________

Main Address:          110 East 59th Street, 6th Floor, New York, New York 10022
------------           Telephone:  (212) 909-0397     Fax: (212) 909-0322

Hong  Kong  Address:   19/F,  114-120  Lockhart  Road,  Wanchai,  Hong  Kong
-------------------    Telephone:  (852) 2882-5699    Fax:  (852)2504-5336

China  Address:        Suite 2503, United Plaza, Shenzhen,  China
--------------         Telephone:  (755) 271-0062     Fax:  (755) 271-0389

_____________________________________________________________________


                           INDEPENDENT AUDITED REPORT


To  The  Board  of  Directors  of
    SunFlower  (USA),  Ltd.
    764  Industry  Drive,
    Building  16,
    Tukwila,  WA  98188


We have audited the accompanying consolidated balance sheets of SunFlower (USA), Ltd. as of May 31, 1999, and the related consolidated statements of income, retained earnings, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used, and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SunFlower, Ltd. as of May 31, 1999, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.



/s/ Dickson  V.  Lee,  Certified  Public  Accountant,  LLC
New  York,  New  York
August  2,  1999

                              SUNFLOWER (USA), LTD.


                 CONSOLIDATED STATEMENTS OF INCOME AND EXPENSES

                            Fiscal years ended May 31


                                       1999         1998         1997
                                    -----------  -----------  -----------

Sales (Note 2j). . . . . . . . . .  $18,172,423  $15,851,299  $11,677,032
Cost of sales. . . . . . . . . . .   14,341,179   13,157,055   10,036,571
                                    -----------  -----------  -----------
Gross profit . . . . . . . . . . .    3,831,244    2,694,244    1,640,461
Selling expenses . . . . . . . . .      146,060      179,721       76,246
General & administration expenses.      742,903      401,486      397,791
                                    -----------  -----------  -----------
Operating profit . . . . . . . . .    2,942,281    2,113,037    1,166,424
Financial expenses (Note 2k) . . .      121,414      299,595      118,890
Other income (Note 2l) . . . . . .      910,206            0            0
                                    -----------  -----------  -----------
Income before tax. . . . . . . . .    3,731,073    1,813,442    1,047,534
Provision for income tax (Note 2m)    1,250,051            0            0
                                    -----------  -----------  -----------
Net Income . . . . . . . . . . . .  $ 2,481,022  $ 1,813,442  $ 1,047,534
                                    ===========  ===========  ===========

                  CONSOLIDATED STATEMENTS OF RETAINED EARNINGS


STATEMENT  OF  RETAINED  EARNINGS
---------------------------------
Retained Earnings, June 1  $   812,814   $ 1,999,372   $  951,838
Net Income. . . . . . . .    2,481,022     1,813,442    1,047,534
Less: Distribution. . . .   (1,566,265)   (3,000,000)           0
                           ------------  ------------  ----------
Retained Earnings, May 31  $ 1,727,571   $   812,814   $1,999,372
                           ============  ============  ==========

The  notes  on  pages 5 to 9 form an integral part of these financial statements

                              SUNFLOWER (USA), LTD.
                            CONSOLIDATE BALANCE SHEET

For  the  period  ended  May  31

Assets                                       1999          1998          1997
                                         ------------  ------------  ------------
Current Assets
  Cash and cash equivalents . . . . . .  $   894,237   $   779,965   $ 1,589,263
  Accounts receivable (Note 2c) . . . .    3,635,170       780,778       235,753
  Inventories less allowance (Note 2g).    4,707,556     6,824,447     2,327,180
  Deposits and other advances (Note 2d)    7,311,523    13,640,964    14,917,991
                                         ------------  ------------  ------------
Total current assets. . . . . . . . . .   16,548,486    22,026,154    19,070,187


Fixed Assets (Note 2e)
  Land & Building . . . . . . . . . . .   11,587,956     2,150,761     2,031,738
  Machine & Others. . . . . . . . . . .   18,915,596     3,640,331     3,196,273
Less: Acc depreciation (Note 2e)
  Land & Building . . . . . . . . . . .     (608,176)     (240,927)     (171,218)
  Machine & Others. . . . . . . . . . .   (1,537,316)   (1,558,432)   (1,131,144)
                                         ------------  ------------  ------------
Fixed assets (net). . . . . . . . . . .   28,358,060     3,991,733     3,925,649


Other Assets
Construction in progress (Note 2f). . .      616,385     5,010,000     4,990,000


Total Assets. . . . . . . . . . . . . .  $45,522,931   $31,027,887   $27,985,836
                                         ============  ============  ============


                                                1999          1998          1997
Liabilities

Current liabilities
  Accounts payable. . . . . . . . . . .  $ 1,226,323   $ 1,662,981   $ 1,819,633
  Bank Loans (Note 3) . . . . . . . . .    4,928,837     7,006,855    11,494,230
  Other payables (Note 2h). . . . . . .   10,098,031     3,555,710     4,081,532
                                         ------------  ------------  ------------
Total current liabilities . . . . . . .   16,253,191    12,225,546    17,395,395


Long Term Liabilities (Note 3). . . . .   12,501,205     2,948,563        60,949
                                         ------------  ------------  ------------
Total Liabilities . . . . . . . . . . .   28,754,396    15,174,109    17,456,344


Owners' Equity (Note 4)
  Paid in Capital (Note 5). . . . . . .   15,040,964    15,040,964     8,530,120
  Retained earnings . . . . . . . . . .    1,727,571       812,814     1,999,372
                                         ------------  ------------  ------------
Total owners' equity. . . . . . . . . .   16,768,535    15,853,778    10,529,492


Total Liabilities
and Owners' Equity. . . . . . . . . . .  $45,522,931   $31,027,887   $27,985,836
                                         ============  ============  ============

                                         SUNFLOWER (USA), LTD.

                                  CONSOLIDATED STATEMENT OF CASH FLOWS

                                      FOR THE PERIODS ENDED MAY 31


Cash flows from operating activities                             1999           1998          1997
                                                             -------------  ------------  -------------
  Net Income/(Loss) . . . . . . . . . . . . . . . . . . . .  $  2,481,023   $ 1,813,442   $  1,047,534
  Depreciation. . . . . . . . . . . . . . . . . . . . . . .     1,106,101       496,997        440,968
                                                             -------------  ------------  -------------
                                                                3,587,124     2,310,439      1,488,502

Changes in operating assets and liabilities:
  Accounts receivable . . . . . . . . . . . . . . . . . . .    (2,854,392)     (545,025)       (89,234)
  Deposits, prepayments and other receivables . . . . . . .     6,329,441     1,277,027     (7,030,861)
  Inventories (net) . . . . . . . . . . . . . . . . . . . .     2,116,891    (4,497,267)      (707,218)
  Accounts Payable. . . . . . . . . . . . . . . . . . . . .      (436,658)     (156,652)     1,010,011
  Bank Loan . . . . . . . . . . . . . . . . . . . . . . . .    (2,078,018)   (4,487,375)      (613,720)
  Other payable and changes . . . . . . . . . . . . . . . .     6,542,321      (525,822)    (2,680,796)
  Long term liabilities . . . . . . . . . . . . . . . . . .     9,552,642     2,887,614              0
                                                             -------------  ------------  -------------
  Subtotal. . . . . . . . . . . . . . . . . . . . . . . . .    19,172,227    (6,047,500)   (10,111,818)
Cash flows from investing activities:
  Land & buildings acquired . . . . . . . . . . . . . . . .    (9,437,195)     (119,023)      (187,581)
  Machinery & others acquired . . . . . . . . . . . . . . .   (15,275,265)     (444,058)      (370,635)
  Long term investment. . . . . . . . . . . . . . . . . . .             0             0              0
  Construction in progress. . . . . . . . . . . . . . . . .     4,393,615       (20,000)       (75,066)
  Depreciation written back . . . . . . . . . . . . . . . .      (759,969)            0              0
  Paid Up Capital . . . . . . . . . . . . . . . . . . . . .             0     6,510,844      8,117,313
  Profit Distribution . . . . . . . . . . . . . . . . . . .    (1,566,265)   (3,000,000)             0
                                                             -------------  ------------  -------------
  Subtotal. . . . . . . . . . . . . . . . . . . . . . . . .   (22,645,079)    2,927,763      7,484,031
Total cash increase . . . . . . . . . . . . . . . . . . . .       114,272      (809,298)    (1,139,285)
Cash and cash equivalents at beginning of the year (June 1)       779,965     1,589,263      2,728,548
Cash and cash equivalents at end of the year (May 31) . . .       894,237       779,965      1,589,263
                                                             -------------  ------------  -------------
Net increase in cash and cash equivalents . . . . . . . . .  $    114,272     ($809,298)   ($1,139,285)
                                                             =============  ============  =============

The  notes  on pages 5 to 9 form an integral part of these financial statements.

NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS

1).     GENERAL
        -------

SunFlower (USA), Ltd. (the Company) is registered in the State of Nevada, with the place of business located at 764 Industry Drive, Building 16, Tukwila,
Washington  98188.   It  owns 100% of its subsidiary - SunFlower Industry (BVI)
Co. Ltd. (SunFlower (BVI)), which is incorporated in British Virgin Islands. SunFlower (BVI) owns 100% of its subsidiary - SunFlower Industry Co. Ltd. (Sun Flower), located in Sheng Yang City, People's Republic of China (PRC).

The Company's main activities are operated by its PRC subsidiary SunFlower, which has been in operation since 1992. The Company engages in the manufacturing and marketing of different types of alloys and copper products, such as copper pipes, sheets, wires, plates, belts, white copper, yellow copper and nickel alloy, etc. The Company receives its orders mainly from the utility and power generating industries. Its products are used in the high-voltage power transmission, turbines, electrical cables, heat exchangers, refrigerators and air conditioners. Some products are sold to the Germany and Japan in the current year.

2)     PRINCIPAL  ACCOUNTING  POLICIES  AND  PRACTICE
       ----------------------------------------------

A)     FISCAL  YEAR  ENDING  MAY  31

The Company's fiscal year ends on May 31 of the following year. This fiscal year policy has been adopted consistently in the past years.

B)     BASIS  OF  CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its subsidiaries (See Note 1, General). All material intra-company balances and transactions have been eliminated on consolidation.

C)     ACCOUNTS  RECEIVABLE

Accounts receivable is the sales amount to be received and is recorded net of provisions for doubtful amounts.

D)     DEPOSITS,  ADVANCES  AND  OTHER  RECEIVABLES

The balance includes deposits paid for purchase of raw materials & fixed assets, advances given to company's employees for business travels and conferences, short term loans to the company directors, prepayments and notes receivable (See
Note 9, Related Party Transactions).   The breakdowns are summarized as follows:

                      May 31, 1999   May 31, 1998   May 31, 1997
                      -------------  -------------  -------------
- Deposits, advances  $   7,158,246  $  11,635,283  $  13,932,649
- Prepayment . . . .         93,036      1,305,946        857,631
- Notes receivables.         60,241        699,735        127,711
                      -------------  -------------  -------------
                      $   7,311,523  $  13,640,964  $  14,917,991

E)     PROPERTY,  PLANT  AND  EQUIPMENT,  AND  DEPRECIATION  EXPENSES

Company constructs major factory buildings and purchases equipment to expand its manufacturing facilities in the current year. Consequently, the balance of its fixed assets increased materially as of May 31, 1999 (See Note 3, Bank Loans).

Fixed assets are recorded at historical costs. Depreciation expenses are calculated to write off asset costs after deducting the scrap values on a straight line basis over the expected useful lives. The Company's policy requires proper maintenance to ensure the useful lives of the fixed assets.

In 1999, the Company elected to update the useful lives of Machinery and Equipment from 8 years to 18 years, to better reflect the lives of assets. The resulting depreciation effect of this accounting policy does not materially change the Company's operational results.

Detailed depreciation expenses of the Company for the past three years are as follows:

                May 31, 1999   May 31, 1998   May 31, 1997
                -------------  -------------  -------------
- Building . .  $     345,772  $      69,709  $      64,598
- Mach & Equip  $     760,329  $     427,288  $     376,370

F)     CONSTRUCTION  IN  PROGRESS

The amount of expansion while in progress is recorded under the Construction In Progress account. When the construction is completed, the balance of the Construction In Progress account is then transferred to the Property, Plant & Equipment account.

G)     INVENTORIES

Inventories are stated at a predetermined manufacturing cost during the year. The cost includes direct materials, direct labor and manufacturing overheads. Costs are then adjusted at the year end to reflect the actual value of the inventories. Inventories are recorded on the "first-in first-out" basis. The components of inventories are as follows:

                    May 31, 1999   May 31, 1998   May 31, 1997
                    -------------  -------------  -------------
- Raw Materials. .  $     108,205  $   3,522,968  $   1,354,423
- Work In Progress  $   3,622,814  $   2,249,784  $     446,652
- Finished Goods .  $     976,537  $   1,051,695  $     526,105
                    -------------  -------------  -------------
                    $   4,707,556  $   6,824,447  $   2,327,180

H)     OTHER  PAYABLES

The balance includes various payables including deposits received, accrued expenses, notes payables, short term loans to the company by related companies.

I)     FOREIGN  CURRENCY  TRANSLATION

The Company maintains its books and records in PRC currency (RMB) and translates RMB into United States dollars. Foreign currency transactions are translated into United States dollars at the applicable rates of exchange prevailing at the dates of the transactions. Monetary assets and liabilities denominated at applicable rates prevailing at the balance sheet date. Exchange differences resulting from the above translation policy are included in the statement of income.

J)     SALES/REVENUE  RECOGNITION

Product sales/revenue is recognized upon transfer of title of goods, this is in accordance with the Generally Accepted Accounting Principle.

K)     FINANCIAL  EXPENSES

In the current year, interest expenses directly related to finance of Company's purchase of new machinery and construction of buildings are capitalized as cost of fixed assets, to properly reflect nature of these expenses.

L)     OTHER  INCOME

Due to the price change of copper raw material, the Company sold some of its copper materials and realized profit during the current year. While in the past years, no such sales activities were incurred. Per Company management, the activities will continue in the future to maximize the Company's profitability. (See Note 2g, Inventories).

M)     INCOME  TAX

The Company and its subsidiaries are subject to income taxes on an entity basis on income arising in or derived from the tax jurisdiction in which they operate.

The current provision for income tax is provided at the applicable tax rates in accordance with the relevant income tax laws and tax credits, when applicable, may be applied. The accounts for income tax under the provision of Statement of Financial Accounting Standard No. 109, which requires recognition of deferred tax assets and liabilities for the expected future tax consequence of events, using the liability method.

3)     BANK  LOANS
       -----------

As a result of a major expansion of the Company's manufacturing facilities, loans from banks were secured to finance the expansion. The outstanding loan balance amounted to US$4,928,837, being the portion repayable within one year, is reflected under the Current Liabilities. The remaining loan balance of US$12,501,205 is shown under the Long Term Liabilities.

4)     STOCK  AND  SHAREHOLDERS
       ------------------------

The Company has 50,000,000 shares of authorized common stock with par value of US$0.01 per share. No preferred stock is authorized and outstanding. During the second quarter of the current year, the outstanding common shares of 12,500,000 were reduced to 4,166,667 common shares.
The Company's shares are listed and traded on the OTC "BB" (or NASDAQ), under the symbol SFLW on October 4, 1998. Signature Stock Transfer, Inc. in Dallas, Texas, serves as transfer agent and registrar for the Company's common stock.
During the forth quarter of the current year, approximate 370,000 additional common shares were authorized to issue to the public in order to raise US$1 million (See Note 13).

Principal shareholding of the Company before the US$1 million fund raising is as follows:

Name                       Title          Shares    Percentage
                                          Owned     Owned
Edward LIU. . . . .  Chairman/Secretary  2,200,000      52.800%
Paul MENG . . . . .  Director/President    240,000       5.760%
Witty LIU . . . . .  Director              240,000       5.760%
J.K. Xiao Jun ZHANG  Director              120,000       2.880%
Virginia TONG . . .  Director               80,000       1.920%
Nathan GOLDENTHAL .  Director                  333       0.008%
Christina ZHANG . .  Director               80,000       1.920%

Total officers and directors as a  group 2,960,333      71.050%

5)     PAID-IN-CAPITAL
       ---------------

The total paid in capital of the Company as of May 31, 1999 is US$15,040,964, which is the same in 1998.

6)     COMMITMENT  AND  CONTINGENCIES
       ------------------------------

No  commitments  and  contingencies  were  noted  as  at  May  31,  1999.

7)     YEAR  2000  ISSUES
       ------------------

The Company has implemented a Year 2000 (Y2K) program aimed at ensuring that its Company systems, applications and equipment will function properly beyond 1999. As a part of this program, the Company conducted an assessment of its equipment and machinery during August, 1998. The Company's machinery do not have timers or date counters and, therefore, are not subject to Year 2000 problems. The Company continuously seeks to upgrade and improve its computer systems and software to better service customers and to support its growth. As a result, all of the Company's computer systems and software have been recently acquired or upgraded, and the Company believes they are Year 2000 compliant, though there can be no assurance in this regard.

Because the Company replaced or upgraded its computer systems and software in conjunction with its normal business practices, it has not allocated additional resources or attributed additional costs to Year 2000 compliance. The Company will continue to assess and test newly purchased machinery and computer-related hardware and software to ensure such items comply with Year 2000.

8)     INFLATION
       ---------

It is believed that inflation has not had a material impact on the Company's business in recent years.

9)      RELATED  PARTY  TRANSACTIONS
        ----------------------------

The Company has some facilities shared with its affiliated companies. The financial effects of the shared facilities are not material. All other related party transactions are reviewed and disclosed when material, in accordance with FASB-57.

10)     OPERATING  RISKS
        ----------------

The Company's main operations are conducted in the PRC. Accordingly, the business, financial conditions and results on operations may be influenced by the political, economic and legal environment in the PRC. The Company's operations may be subjected to special considerations and risks not typically associated with Companies in North America.

11)     FOREIGN  CORRUPT  PRACTICES  ACT
        --------------------------------

The Company is subject to the U.S. Foreign Corrupt Practices Act of 1977, which generally prohibits U.S. companies from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. Foreign companies, including some that may compete with the Company, are not subject to these prohibitions. During the audit, no violation of the Foreign Corrupt Practices Act by the Company is noted.

12)     RETIREMENT  PLAN
        ----------------

The Company's employees in the PRC are all hired on a contractual basis, which Company has no obligations for pension liabilities to the employees. In addition, Company has no post-retirement or post-employment benefit plans.

13)     SUBSEQUENT  EVENT
        -----------------

Company started raising its capital of US$1 million from the public pursuant to Regulation D-Rule 504 to finance its factory expansion. A substantial amount of the fund was raised before May 31, 1999. It was noted that the entire US$1 million fund was raised in August 1999. As a result, there were approximately additional 370,000 common shares issued.

                            CONSENT  OF  INDEPENDENT
                          CERTIFIED  PUBLIC  ACCOUNTANT



SunFlower  (USA),Ltd.
Tukwila,  Washington

We hereby consent to the incorporation by reference of our report dated August 2,1999 relating to the consolidated financial statement of SunFlower (USA).Ltd. appearing in the Company's Annual Report on Form 10-SB for the year ended May 31,1999.
We also consent to the reference to us under the caption "Experts" in your financial statements.


                                   /s/ Dickson  V.  Lee
                                   -------------------------------
                                   Dickson  V.  Lee,  CPA,  L.L.C.

  New  York,  New  York
  October  1,1999

                                   SIGNATURES


Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be singed on its behalf by the undersigned, thereunto duly authorized

                              SUNFLOWER  (USA),  LTD.

                                   By:  /s/  Edward  Ai  Dong  Liu
                                        ----------------------------
                                        Edward  Ai  Dong  Liu
                              Chairman  of the Board and Chief Executive Officer

Dated  :  October  18,1999

     Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

SIGNATURE                            TITLE                    DATE
-----------------------  ------------------------------  ---------------
/s/ Edward Liu           Chairman of the Board           October 12,1999
-----------------------
Edward A.D. Liu          & Chief Executive Officer

/s/ Paul X. B. Meng      President and Director          October 12,1999
-----------------------
Paul X. B. Meng

/s/JoyKing Zhang         Vice President                  October 12,1999
-----------------------
JoyKing, Zhang Xiao Jun  &  Director

/s/ Virginia Tong        Vice President                  October 12,1999
-----------------------
Virginia Z.Q. Tong       & Director of Finance

/s/ Whitty Liu           Director, Treasury & Secretary  October 12,1999
-----------------------
Whitty H.D. Liu

/s/ Christina Zhang      Director &                      October 12,1999
-----------------------
Christina X.M. Zhang     VP-Marketing

EXHIBIT NO.  TITLE
-----------  -----
        2.0  Articles of Merger - Lucky Three Mining Co. into Pellet America Corporation

        2.1  Agreement and Plan of Merger - Lucky Three Mining Co. and
             Pellet America Corporation

        3.0  Amended Articles of Incorporation - Changing the name of Pellet
             America Corporation to SunFlower (USA), Ltd.

        3.1  Articles of Incorporation - Pellet America Corporation

        3.2  By-laws - SunFlower (USA), Ltd.

        4.1  Specimen Stock Certificate -  SunFlower (USA), Ltd.

        4.2  Certificate of Existence with Status in Good Standing -
             SunFlower (USA), Ltd.

       21.0  Subsidiary - Certificate of Incorporation (translated) of SunFlower
             Industry Co. Ltd.